File No. ______________



                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                          REMU Electricity Trust No. 6

                        (Name of foreign utility company)

                          REMU Electricity Trust No. 6

                            (Name of filing company)


ITEM 1
------

         Foreign utility status is claimed by the REMU Electricity Trust No. 6, a Delaware business trust to be established on or before September 30, 2000 pursuant to a trust agreement (the "Trust Agreement") between Wilmington Trust Company, a Delaware banking corporation, not in its individual capacity but solely as a trustee (the "Trustee"), and PNC Capital Leasing, a Delaware limited liability company.

         The REMU Electricity Trust No. 6 is to be the lessee (pursuant to a head lease) and lessor (pursuant to a lease) of electricity transmission and distribution assets, including 150kV substations, 50 kV substations, 150 kV transmission lines and cables, 50 kV transmission lines and cables, 10 kV medium voltage and 400 V low voltage distribution lines and cables, located in the province of Utrecht, The Netherlands (such assets collectively, the "Network").

         The business address of the REMU Electricity Trust No. 6 is:

                  c/o Wilmington Trust Company
                  Rodney Square North
                  1100 North Market Street
                  Wilmington, DE 19890-0001
                  Attention: Corporate Trust Department

ITEM 2
------

                  Not applicable.

EXHIBIT A
---------

                  Not applicable.



                                    By:  /s/ W. Chris Sponenberg
                                       ---------------------------------------
                                       W. Chris Sponenberg,
                                       Assistant Vice President
                                       Wilmington Trust Company, as Trustee of
                                       REMU Electricity Trust No. 6


Date:  September 25, 2000














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